Exhibit 99.2

Nomad Foods Announces Term Loan Repricing

Feltham, England – February 5, 2024—Nomad Foods Limited (“Nomad Foods” or the “Company”) announced today that it has repriced its existing EUR denominated Term Loan B of EUR 130 million principal due 2029 (the “Term Loan”). The closing of the repricing of the Term Loan occurred on February 2, 2024, subject to customary closing conditions. Following the closing, the margin on the Term Loan will be reduced by 75 basis points to EURIBOR + 2.75%, which is expected to result in approximately €1 million of annual cash interest savings. There are no changes to the maturity of the Term Loan as a result of this repricing.

Samy Zekhout, Nomad Foods’ Chief Financial Officer, stated, “The successful execution of this accretive transaction to reprice our €130 million term loan highlights the strength of our operating performance and improving capital market conditions as we continue to focus on our costs, while executing our growth strategy.”

“We are pleased with the results of our refinancing," said Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, "We believe that this attractive repricing, coupled with our highly cash generative business model, continues to give us the financial flexibility to execute on our strategic objectives and drive strong shareholder returns.”

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Enquiries
Investor Relations Contact
Amit Sharma
+1-917-922-0211

Forward-Looking Statements

This press release contains ''forward-looking statements'' that are based on estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements are all statements other than statements of historical fact or statements in the present tense, and can be identified by words such as “targets”, “aims”, “aspires”, “assumes” ''believes'', ''estimates'', ''anticipates'', ''expects'', ''intends'', “hopes”, ''may'', ''would'', ''should'', “could”, ''will'', ''plans'', ''predicts'' and ''potential'', as well as the negatives of these terms and other words of similar meaning. The forward-looking statements in this press release include, but are not limited to, expectations regarding the Company’s ability to consummate the repricing of the Term Loan, the expected reduction of margin and interest rates thereon, the Company’s financial flexibility and ability to execute its strategic objectives and growth strategy, and the Company’s ability to drive strong shareholder returns. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which it will operate, which may prove not to be accurate. The Company cautions that these forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in these forward-looking statements. Undue reliance should, therefore, not be placed on such forward-looking statements. Any forward-looking statements contained in this announcement apply only as at the date of this announcement and are not intended to give any assurance as to future results. The Company will update this announcement as required by applicable law, including the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, and any other applicable law or regulations, but otherwise expressly disclaims any obligation or undertaking to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

This press release constitutes a public disclosure of inside information by Nomad Foods Limited under Regulation (EU) 596/2014 (16 April 2014) and Implementing Regulation (EU) No 2016/1055 (10 June 2016). The person responsible for making this release on behalf of Nomad Foods Limited is Samy Zekhout, Chief Financial Officer.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in the United States or in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.
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